

PENN WEST
ENERGY TRUST

NEWS RELEASE

PENN WEST ENERGY TRUST ANNOUNCES THE FILING OF NEW YORK STOCK EXCHANGE LISTING APPLICATIONS

FOR IMMEDIATE RELEASE, Friday, June 2, 2006

PENN WEST ENERGY TRUST (TSX – PWT.UN) is pleased to provide an update on its US listing progress

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(Calgary, June 2, 2006) / CNW / - Penn West Energy Trust ("Penn West") is pleased to announce that today it filed a registration statement on Form 40-F with the U.S. Securities and Exchange Commission and submitted an application to the New York Stock Exchange (the "NYSE") requesting the listing of Penn West trust units on the NYSE. Subject to the receipt of final regulatory and NYSE approvals, Penn West expects that its trust units will begin trading on the NYSE on Thursday, June 22, 2006 under the NYSE reserved trading symbol "PWE". The Board of Directors and senior management team of Penn West believe that the successful listing of Penn West on the NYSE will improve the liquidity of its trust units for all Unitholders and will enhance the Trust's ability to access United States capital markets.

The listing of Penn West's trust units on the NYSE is also a condition to the completion of Penn West's previously announced proposed merger with Petrofund Energy Trust ("Petrofund") to create the largest conventional oil and natural gas income trust in North America in terms of production (approximately 135,000 barrels of oil equivalent per day) and enterprise value (approximately $11 billion Canadian). Subject to the receipt of regulatory approvals and the approval of both the Penn West and the Petrofund Unitholders, the merger is expected to be effective on or about Friday, June 30, 2006. Penn West is based in Calgary, Alberta and currently trades on the Toronto Stock Exchange under the symbol PWT.UN.

Forward Looking Statements

Statements in this news release regarding the listing of Penn West's trust units on the NYSE, the timing thereof and the benefits to be derived from the listing, the merger of Penn West and Petrofund, the timing thereof, and the benefits to be derived from the merger, constitute forward-looking statements under applicable securities laws and necessarily involve risks, including, without limitation, risks associated with the failure to obtain, or the delay in obtaining, SEC or NYSE approval of Penn West's registration statement or listing application, or Unitholder or regulatory approval for the merger. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Penn West's operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at Penn West's website (www.pennwest.com). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Penn West undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

For further information, please contact:

PENN WEST ENERGY TRUST
Suite 2200, 425 - First Street S.W.
Calgary, Alberta T2P 3L8

Phone: (403) 777-2500
Toll-free: 1-866-693-2707
Fax: (403) 777-2699
Website: www.pennwest.com
E-mail: investor_relations@pennwest.com

William Andrew, President and CEO
Phone: (403) 777-2502